UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-175729

Subsidiary Guarantors Listed On Schedule A Hereto

(Exact name of co-registrants as specified in its charter)

200 North Point Center East, Suite 600

Alpharetta, Georgia 30022

(678) 323-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 8% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of 8% Senior Notes due 2018: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, MedAssets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 8, 2016

MEDASSETS NET REVENUE SYSTEMS, LLC

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Vice President

MEDASSETS SERVICES LLC

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Senior Vice President

MEDASSETS VENTURES, LLC

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Vice President

MEDASSETS INSURANCE SOLUTIONS, LLC

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Vice President

KP SELECT, LLC

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Vice President

MEDASSETS PERFORMANCE MANAGEMENT SOLUTIONS, INC.

By:	/s/ Christopher Logsdon
Name: Christopher Logsdon
Title: Vice President

Schedule A

Subsidiary Guarantors

Exact name of registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

MedAssets Net Revenue Systems, LLC	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500

MedAssets Services LLC	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500

MedAssets Ventures, LLC	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500

MedAssets Insurance Solutions, LLC	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500

KP Select, LLC	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500

MedAssets Performance Management Solutions, Inc.	c/o MedAssets, Inc. 200 North Point Center East, Suite 600, Alpharetta, Georgia 30022 (678) 323-2500